E. Ramey Layne  rlayne@velaw.com
Tel 212.237.0135  Fax 917.849.5349

July 21, 2011

Mara Ransom

Legal Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Registration Statement on Form S-3
Filed June 17, 2011
File No. 333-174988

Dear Ms. Ransom:

On behalf of the Registrants, as defined herein, we are filing Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Niska Gas Storage Partners LLC (“Niska Partners”), Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, Niska Gas Storage Canada Finance Corp and the additional registrant guarantors listed in the Registration Statement (collectively, the “Registrants”).

Set forth below are the Registrants’ responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated July 14, 2011 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrants’ response to each comment is set forth immediately below the text of the applicable comment.

The Registrants have authorized us to respond to the Staff’s comments on their behalf.  Information provided in this letter on behalf of the Registrants and their executive officers, directors and controlling persons has been provided to us by the Registrants.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

General

1.                        Please file all required exhibits, including you legal opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective.  In this regard, since the registration statement must include an indenture for each series of debt being offered, please amend your registration statement to file the form of indenture for each series of debt before your registration statement becomes effective.

Response:        The Registrants will file all required exhibits so that the Staff will have time to review them before the Registrants request that the Registration Statement become effective.  Please see the Form of Senior Indenture and Form of Subordinated Indenture filed as Exhibit 4.1 and Exhibit 4.2, respectively, to the Registration Statement.

Information We Incorporate by Reference, page ii

2.                        Please revise to include the Form 8-K filed on June 10, 2011.

Response:        The Registrants have revised the Registration Statement accordingly.  Please see page iii.

Material U.S. Tax Consequences of Ownership of Debt Securities, page 73 Material Canadian Federal Income Tax Consequences of Ownership of Debt Securities, page 74

3.                        Please revise your disclosure to provide a general discussion of the U.S. and Canadian tax consequences of ownership of debt securities.  This basic discussion is required even though we understand that you will discuss the specific tax consequences in future prospectus supplements.

Response:        The Registrants believe that including a tax disclosure providing a general discussion of the tax consequences of owning debt securities may not be helpful to potential investors and, without the more specific consequences which cannot be described until the offering, would be misleading.  The tax consequences of such ownership will depend substantially upon the specific terms of the debt securities issued and the facts of the offering (e.g., whether the debt is issued at discount to the amount payable at maturity, whether it is convertible into the equity of the issuer, etc.) and potentially the issuer of the debt (i.e., whether the debt is issued by Niska Partners or one or more of its subsidiaries).  Because this information cannot be determined until the time of a future debt offering, disclosure discussing the tax consequences that either includes inapplicable tax consequences or excludes potentially applicable tax consequences will be of little use to potential investors—a discussion of all material terms will necessarily have to be included in a prospectus supplement.

Selling Unitholder, page 79

4.                        Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the Unitholder.  For guidance, please consider Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

Response:        The Registrants have revised the Registration Statement accordingly.  Please see pages 79 and 80.

5.                        In accordance with Item 507 of Regulation S-K, please revise your disclosure to clarify whether the selling Unitholder had any position, office or other material relationship with the registrant or any of its predecessors or affiliates within the last three years.

Response:        The Registrants have revised the Registration Statement accordingly.  Please see page 79.

6.                        Given the large number of common shares being offered by an affiliate of the registrant relative to the number of shares outstanding held by non-affiliates, the resale offering by that affiliate appears to be on behalf of the registrant.  If true, please revise your disclosure to indicate that that is the case and to name the selling Unitholder as an underwriter under the Securities Act of 1933.  If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.  For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

Response:  For the reasons set forth below, Niska Partners respectfully believes that the units that may be offered by the selling Unitholder constitute a valid secondary offering and are being offered on behalf of such Registrant.  In substance, the owners of the selling Unitholder invested in the business conducted by Niska Partners through a secondary acquisition in 2006 and made relatively small incremental investments in primary securities subsequent thereto.  They have held their investment since 2006, and purchased the interests for investment purposes and not with a view to distribution.

Structure of Niska Partners; History of the investment

Niska GS Holdings I, L.P. and Niska GS Holdings II, L.P. (collectively, the “Predecessors”) are the predecessors of Niska Partners for accounting purposes, and were contributed to Niska Partners in connection with the closing of Niska Partners’ initial public offering (the “IPO”) in May 2010.  Niska Partners conducts all of its operations, and owns all of its assets, through the Predecessors and had no assets or operations prior to the closing of the IPO.

The Predecessors were formed in 2006 by investment limited partnerships affiliated with the Carlyle/Riverstone Global Energy and Power Fund II, L.P. and Carlyle/Riverstone Global Energy and Power Fund III, L.P. (collectively, the “Funds”) to acquire Niska Partners’ predecessor businesses from EnCana Corporation.  The Funds are in the business of buyout and growth capital investments in the midstream, exploration and production, oilfield service, power and renewable sectors of the energy industry. The Predecessors acquired Niska Partners’ predecessor businesses from EnCana Corporation for approximately $1.5 billion in a two step transaction in 2006.  In the first step of the transaction, which closed on May 12, 2006, the Predecessors acquired all of Niska Partners’ assets except for its Wild Goose storage facility. In the second step of the transaction, which closed on November 16, 2006, the Predecessors acquired the Wild Goose storage facility.  The Funds and other equity holders in the Predecessors(1) invested a total of $83 million in the Predecessors in three transactions subsequent to the initial acquisition from EnCana in order to fund certain capital expenditures.

In order to effectuate the IPO and combine the retained equity ownership of the Funds, the business was recapitalized by forming a series of new holding companies, including Niska Partners and the selling Unitholder, and the Predecessors were contributed to Niska Partners on behalf of the selling Unitholder.  This restructuring was undertaken to efficiently consummate the IPO, did not involve the investment of additional capital in the business by the Funds and in substance is best thought of as a recapitalization of the business.  The Funds did not contribute any additional capital in exchange for the interests held by the selling Unitholder.  The interests in the Predecessors acquired by the Funds in 2006 and the interests issued to the selling Unitholder in exchange therefor in connection with the IPO were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the “Act”).  The Funds (and the selling Unitholder) acquired the interests for investment purposes and not for the purpose of effecting any distribution in violation of the Act.

Analysis

Compliance and Disclosure Interpretation 612.09 (the “C&DI”) reads, in part, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares

(1)  The other equity holders are comprised of current and former management of Niska Partners, who collectively held a very small minority of the equity.

involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The C&DI lays out six factors:

1.               how long the selling shareholders have held the shares,

2.               the circumstances under which they received them,

3.               their relationship to the issuer,

4.               the amount of shares involved,

5.               whether the sellers are in the business of underwriting securities, and

6.               finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In our view, based on a proper consideration of these factors, the offering by the selling Unitholder relates to a valid secondary offering.  Moreover, we believe a proper consideration of these factors should focus on the investment by the Funds in the business acquired by Niska Partners, and not just the selling Unitholder and its acquisition in the recapitalization that occurred in connection with the IPO.

How long the selling Unitholder has held the shares

As stated above, the selling Unitholder has held the units being registered since May 2010.  However, the original investment by the Funds occurred approximately five years ago.  The acquisition by the Funds (and the recapitalization involving the selling Unitholder) were for investment purposes, and the selling Unitholder and the Funds have borne the risk of ownership for substantial periods of time.

The circumstances under which the selling Unitholder received the shares

The Funds (through the Predecessors) acquired their interests in the predecessor business in a privately negotiated acquisition from EnCana Corporation.  Both the initial acquisition by the Funds and the recapitalization involving the selling Unitholder were transactions exempt from registration under the Acts.  Both the Funds and the selling Unitholder acquired their interests for investment purposes, not for the purpose of making a distribution in violation of the Act.

The selling Unitholder’s relationship to the issuer, Niska Partners

The selling Unitholder currently owns approximately three quarters of Niska Partners’ units, incentive distribution rights in Niska Partners and, indirectly, the managing member interest in Niska Partners. However, notwithstanding that the selling Unitholder is the parent of Niska Partners, we believe the proposed offering is a genuine secondary offering given the transaction in which the Funds acquired their interest and the fact that the selling Unitholder is not acting as a conduit for Niska Partners.  Unlike a subsidiary that receives funding from its parent, Niska Partners does not expect to receive funding from the selling Unitholder or the Funds at any time in the future.

The amount of shares involved

The 16,304,745 common units that may be offered by the selling Unitholder represent approximately half of the total number of common units currently outstanding, and approximately one quarter of the total number of units (i.e., common units plus subordinated units) currently outstanding.  However, it is important to remember that the amount of shares involved is only one factor cited in the C&DI to be considered.  In the context of the registration of offerings of securities by affiliates, the staff has indicated that such sales may be made under General Instruction I.B.3 to Form S-3, even where the selling holder owns more than 50% of the issuer’s securities (see Compliance and Disclosure Interpretation 216.14).  In order for the Staff to determine that the offering is really being made on behalf of Niska Partners, by definition the Staff must conclude that the selling Unitholder is seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  An illegal distribution of shares can take place when the amount of shares involved is significantly less.

Whether the selling Unitholder is in the business of underwriting securities

Neither the Funds nor the selling Unitholder are in the business of underwriting securities.  As stated above, the Funds are in the business of buyout and growth capital investments in the midstream, exploration and production, oilfield service, power and renewable sectors of the energy industry.  As private equity investment funds, the Funds are in the business of investing in, holding and then selling positions in portfolio companies.  The Funds invested in the businesses now owned by Niska Partners in 2006 for investment purposes and not with an intention to distribute in violation of the Act.  The selling Unitholder is a special purpose entity which has no business operations other than holding its interest in Niska Partners.(2)

(2)  The selling Unitholder additionally owns two development stage potential gas storage facilities.  These assets do not have substantial value.

Moreover, the Funds have held risk of loss with respect to their investment for approximately five years, and even after the Registration Statement is declared effective, they will continue to bear risk of ownership with respect to their investment.  The selling Unitholder has determined to effect a Registration Statement to provide additional liquidity to the Funds — the liquidity will likely be effected from time to time as described in the Registration Statement.  Niska Partners will receive no proceeds from the offering of securities by the selling Unitholder.

Whether the selling Unitholder is acting as a conduit for the issuer, Niska Partners

In light of the above discussion and facts, Niska Partners respectfully submits that the units that may be offered by the selling Unitholder constitute a valid secondary offering and are being offered on behalf of the registrant.  The Funds made a decision to invest in the business and have held their investment for approximately five years.  The Funds and the selling Unitholder are not in the business of underwriting securities.

7.                        Please clarify whether the selling Unitholder is a registered broker-dealer or affiliate of a broker-dealer.  Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling Unitholder that is an affiliate of a broker-dealer, the prospectus must state that:  (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.  We may have additional comments upon review of your response.

Response:        The Registrants have revised the Registration Statement accordingly.  Please see page 79.

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E. Ramey Layne  rlayne@velaw.com
Tel 212.237.0135  Fax 917.849.5349

Please direct any questions that you have with respect to the foregoing to E. Ramey Layne at (212) 237-0135 or Brian J. Rosenblatt at (212) 237-0064.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	Ronald A. Alper
Lillyanna Peyser
Jason A. Dubchak
Mike Rosenwasser

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com